May 30, 2008
VIA EDGAR
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attention: Peggy Fisher
Re: Alamo Group Inc. Registration Statement on Form S-3 filed July 27, 2006 File No. 333-136089

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned registrant (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-136089), together with all exhibits thereto (the “Registration Statement”).  The Registration Statement was originally filed on July 27, 2006.

The Registration Statement related to a proposed offering of common stock, par value $.10, of the Registrant.  The Registration Statement is now out of date.  Accordingly, the Registrant requests that the Commission consent to the withdrawal of the Registration Statement, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by Rule 477(a) of the Act.  The Registration Statement has not been declared effective, and no securities have been issued or sold pursuant to the Registration Statement.

In accordance with the foregoing, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.  It is the Registrant’s understanding under Rule 477(b) of the Act that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Commission notifies the Registrant that this application will not be granted.

The Registrant further requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (830) 379-1480.

Sincerely,

Alamo Group Inc.

By:  /s/  Dan E. Malone

Name: Dan E. Malone

Title: Executive Vice President & CFO